14046185

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
FEB 25 2014
Washington DC
404

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 47662

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2013 (MM/DD/YY) AND ENDING December 31, 2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Cutwater Asset Management Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

113 King Street
(No. and Street)

Armonk	New York	10504
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ahsan Chaudhri 914-765-3383
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers, LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue	New York	New York	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Clifford D. Corso, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cutwater Asset Management Corp., as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

YURAXSIRA ALCANTARA
Notary Public, State of New York
No. 01AL6265314
Qualified in Westchester County
Commission Expires July 9, 2016

[signature]
Signature

CEO & CIO
Title

[signature]
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Cutwater Asset Management Corp.

Statement of Financial Condition

Pursuant to Rule 17a-5 under the Securities Exchange Act of 1934

December 31, 2013

Available for Public Inspection

pwc

Cutwater Asset Management Corp.
Statement of Financial Condition
Pursuant to Rule 17a-5 under the Securities Exchange Act of 1934

December 31, 2013
Available for Public Inspection

Cutwater Asset Management Corp.
Index to Statement of Financial Condition
December 31, 2013

pwc

Independent Auditor's Report

To the Board of Directors and Shareholder of
Cutwater Asset Management Corp.:

We have audited the accompanying statement of financial condition of Cutwater Asset Management Corp. (the "Company") as of December 31, 2013.

Management's Responsibility for the Statement of Financial Condition

Management is responsible for the preparation and fair presentation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of a statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statement of financial condition. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the statement of financial condition, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of the Company at December 31, 2013 in accordance with accounting principles generally accepted in the United States of America.

PricewaterhouseCoopers LLP

February 14, 2014

Cutwater Asset Management Corp.
Statement of Financial Condition
December 31, 2013
(In thousands)

Assets		
Cash and cash equivalents	$	3,293
Investments at fair value		185
Accounts receivable		369
Deferred tax asset		64
Fixed assets (net of accumulated depreciation and amortization of $2,509)		1
Total Assets	$	3,912
Liabilities and Shareholder's Equity		
Liabilities		
Deferred compensation	$	12
Payable to affiliates		316
Accounts payable and accrued expenses		64
Income taxes payable		64
Total Liabilities		456
Shareholder's Equity		3,456
Total Liabilities and Shareholder's Equity	$	3,912

The accompanying notes are an integral part of this Statement of Financial Condition.

Cutwater Asset Management Corp.
Notes to Statement of Financial Condition

Note 1: Business and Organization

Cutwater Asset Management Corp. ("Cutwater–AMC" or the "Company"), is a wholly owned subsidiary of Cutwater Holdings, LLC ("Cutwater"), which is a wholly owned subsidiary of MBIA Inc. ("MBIA"). MBIA provides a broad range of financial services including financial guarantee insurance and investment management services.

The Company is a registered investment adviser under the Investment Advisers Act of 1940 and provides fixed-income investment management services to third-party institutional clients. The Company is also a registered broker-dealer under the Securities Exchange Act of 1934. As a registered broker-dealer and a member of the Financial Industry Regulatory Authority ("FINRA"), the Company is subject to various Securities and Exchange Commission ("SEC") and FINRA regulations, including net capital requirements.

Cutwater conducts its domestic business through two separate investment adviser entities. In order to provide operational efficiencies, Cutwater's long-term goal is to consolidate its advisory businesses into one flagship entity, which management has determined will be Cutwater Investor Services Corp. ("C-ISC"), another wholly owned subsidiary of Cutwater.

Note 2: Significant Accounting Policies

Basis of Presentation
The statement of financial condition of the Company has been prepared on the basis of accounting principles generally accepted in the United States of America ("GAAP"). The preparation of the statement of financial condition in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ significantly from those estimates. The Company's significant accounting policies are as follows:

Cash and Cash Equivalents
Cash and cash equivalents are highly liquid and have original maturities of less than ninety days. The Company's cash and cash equivalents consist of a demand deposit with a U.S. bank and a money market fund. The money market fund is reported in the Company's statement of financial condition at cost, which approximates fair value.

Investments
The Company's investments consist of investments in a mutual fund and common stocks. The investments in the mutual fund and common stocks are recorded on trade date, as if they had settled, and are reported in the Statement of Financial Condition at fair value.

Investment Management Fees
The Company recognizes fee revenue as services are performed, which is generally on a pro-rata basis over the term of a contract with a client. The fees are determined on the basis of a percentage of market value of the clients' portfolios managed by the Company, or in the case of collateralized debt obligations, on a basis of a percentage of a deal's net outstanding portfolio collateral balance, adjusted for certain items, as applicable.

Employee Benefits
MBIA maintains a Non-Qualified Deferred Compensation Plan. Contributions to the Pension Plan and the 401(k) Plan that exceed limitations established by federal regulations are then contributed to the Non-Qualified Plan. The Company participated in MBIA's Non-Qualified Deferred Compensation Plan prior to 2010 and currently has a balance related to retired employees. During 2010, the Board of Managers of Cutwater established the Cutwater Asset Management Equity Participation Plan (the "Plan"). The purpose of the Plan is to promote the interests of Cutwater and its equity security holders and is designed to provide to certain employees, compensation which is linked to the value of Cutwater

by the grant of equity participation units. The Plan requires that management make an estimate of the future obligations and record that amount on a straight-line basis over the expected vesting period of the Plan. Refer to "Note 5: Employee Benefits" for further information.

Fixed Assets
Fixed Assets consist of furniture, fixtures, computer equipment and computer software that are carried at cost, net of accumulated depreciation and amortization. All fixed assets are depreciated and amortized over the appropriate useful life of the asset using the straight-line method.

The useful lives by class of asset for the Company are as follows:

Computer Equipment and Software	3 - 5 years
Furniture and Fixtures	5 - 8 years

When the Company sells or otherwise disposes of an asset, the accumulated depreciation thereon is removed from the accounts.

Concentration of Credit and Business Risk
The Company's principal business activity is to manage investments on behalf of third party clients. The Company is inherently subject to market fluctuations affecting its clients' portfolios in the conduct of its business.

The concentration of credit risk with respect to accounts receivable from unrelated parties is generally limited due to the short payment terms extended to clients by the Company. On a periodic basis, the Company evaluates its accounts receivable and establishes an allowance for doubtful accounts, if necessary, based on a history of past write-offs, collections and current credit conditions. At December 31, 2013, no allowance for doubtful accounts was deemed necessary.

Commitments and Contingencies
In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Company's exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company expects the risk of loss to be remote.

Income Taxes
Pursuant to a tax sharing agreement between MBIA and its subsidiaries ("MBIA Tax Sharing Agreement"), the Company files its U.S. Corporation Income Tax Return as a member of the MBIA consolidated group. The Company participates in the MBIA Tax Sharing Agreement under which it is allocated its share of liability and benefit, determined on a separate company basis. In accordance with the tax sharing agreement between MBIA and the Company, the Company will receive the benefit of its losses as it is able to earn them out in the future. In addition, MBIA has advised the Company that based on current facts and circumstances, its intention is not to allow any net operating loss, capital loss or tax credit carryforward generated by the Company to expire without compensation, to the extent such carryforward is used in consolidation. Such intention is independent of the tax sharing agreement which does not require such compensation. Additionally, the Company is part of an informal tax sharing agreement ("Cutwater Tax Sharing Agreement") and tax allocation methodology, to which the Company is a member, and follows a "benefits for loss" method that provides for the sharing of state benefits within the consolidated Cutwater group of companies prior to net settlement with the parent company, MBIA.

Deferred income taxes are recorded with respect to loss carryforwards and temporary differences between the tax bases of assets and liabilities and the reported amounts in the Company's statement of financial condition that will result in deductible or taxable amounts in future years when the reported amounts of assets and liabilities are recovered or settled. A valuation allowance is established to reduce

deferred tax assets to an amount that will more likely than not be realized. Deferred tax assets and liabilities are adjusted for the effect of changes in tax laws and rates in the period in which changes are approved by the relevant authority.

Fair Value Measurement
Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the assets or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1: Fair value is based on quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Fair value is based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3: Fair value is based on unobservable inputs that are supported by little or no market activity and that are significant inputs to the fair value of the asset or liability.

Note 3: Recent Accounting Pronouncements

There were no recently issued accounting pronouncements that have or are expected to have a material impact on the Company's statement of financial condition or footnote disclosures.

Note 4: Fair Value Measurement

The following table presents the composition of the Company's investments as of December 31, 2013:

In thousands

	Fair Value
Mutual Fund	$ 161
Common Stocks	24
	$ 185

The fair values of the investments of the Company are calculated using quoted prices obtained from a nationally recognized exchange. As these prices are readily and regularly available and are derived from actual transactions, the Company classifies these investments as "Level 1" in accordance with accounting for fair value measurements and disclosures. There are no investments characterized as Level 2 or Level 3 as of and for the year ended December 31, 2013.

All other assets and liabilities of the Company which qualify as financial instruments (cash and cash equivalents, accounts receivable, receivable from affiliates, payable to affiliates and accounts payable) are reported in the Statement of Financial Condition at fair value, or at carrying amounts that approximate fair value because of the short term nature and creditworthiness of such instruments. These financial instruments of the Company, with the exception of cash and cash equivalents, are classified as Level 2 in accordance with accounting for fair value measurements and disclosures. Cash and cash equivalents are classified as Level 1.

Note 5: Employee Benefits

The Company records a compensation accrual associated with the Non-Qualified Deferred Compensation Plan, as discussed in Note 2. The accrual relates to eligible individuals who were employees of the Company as of December 31, 2010.

The obligation under the Plan is provided by a formula which uses several factors including the taxable income before income taxes of Cutwater over the vesting period (subject to certain adjustments as provided in the Plan), dividends paid by Cutwater during the vesting period, and the par amount of guaranteed investment contracts and medium term notes outstanding in the Asset Liability Management program that is managed by Cutwater on the vesting date. Not all these factors are currently known. The factors which have or are expected to have the greatest impact on the obligation are adjusted taxable income before income taxes for the years 2014 and 2013. Additionally, while it is expected that the Plan will vest at the end of 2014, there are certain factors that could cause the Plan to vest earlier for either some or all of the participants. Each equity participation unit in the Plan represents the contractual right to receive cash payments based on the value of Cutwater. The estimated value of the units outstanding under the Plan as of December 31, 2013 was $0.

Note 6: Regulatory Requirements

The Company, as a registered broker-dealer, is subject to the SEC's Uniform Net Capital Rule (the "Rule"). Under the computation required by the Rule, the Company is required to maintain net capital equal to the greater of $50,000 or 6 2/3% of aggregate indebtedness and the ratio of aggregate indebtedness to net capital, as those terms are defined by the Rule, shall not exceed 15 to 1. The Rule also provides equity capital may not be withdrawn, or cash dividends paid, if the resulting net capital ratio would exceed 10 to 1.

As of December 31, 2013, the Company exceeded its net capital requirement of $50 thousand by $3 million. Net capital and aggregate indebtedness were $3 million and $456 thousand, respectively, resulting in a ratio of aggregate indebtedness to net capital of 15.23%.

The Company claims exemption to SEC Rule 15c3-3, Determination of Reserve Requirements and Information Relating to Possession or Control, based on section (k)(2)(i) - "Special Account for the Exclusive Benefit of Customers" of the rule.

Note 7: Related Parties

C-ISC provided administrative services to the Company during the year. As of December 31, 2013, the Company had a payable of $287 thousand to C-ISC in connection with the above mentioned services. In addition the Company has $4 thousand payable to C-ISC for miscellaneous items.

The Company has $25 thousand due to MBIA Insurance Corporation, a wholly owned subsidiary of MBIA, related to fees collected on their behalf.

The Company returned $6.3 million of capital to Cutwater during the year.

Note 8: Income Taxes

As of December 31, 2013, the Company recorded a deferred tax asset of $269 thousand before taking a valuation allowance of $205 thousand, resulting in a net deferred tax asset of $64 thousand. The net deferred tax asset consists of charitable contribution carryforwards that are expected to expire by 2035.

The valuation allowance as of December 31, 2013 is attributable to state deferred tax assets related to NOL carryforwards and other items for which it is more likely than not that the related tax benefits will not be realized. The state net operating loss carryforwards of $2.4 million begin to expire in 2031. As of

December 31, 2013, the Company did not have any uncertain tax positions and corresponding interest or penalties related to income taxes. The Company recognizes accrued interest and penalties associated with tax matters in the Statement of Financial Condition. There were no interest or penalties accrued or paid for the year ended December 31, 2013.

The Company is a member of the MBIA consolidated U.S. group and its only significant income tax jurisdiction is the U.S. MBIA has been audited by the Internal Revenue Service through the 2009 tax year and there were no adjustments in connection with the examination. In the fourth quarter of 2013, the Internal Revenue Service contacted MBIA to review the 2011 consolidated return of MBIA and its subsidiaries for the purpose of determining whether to formally examine the tax return. To date no formal examination has been initiated.

Note 9: Subsequent Events

The Company evaluated all events subsequent to December 31, 2013, through February 14, 2014, for inclusion in the Statement of Financial Condition and/or accompanying notes. No additional event was noted that would require an adjustment to or additional disclosure in the statement of financial condition or accompanying notes.

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